

David Nikzad

Founder at Orthogonal

Hawaiian Islands

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 **Orthogonal**

bishop oconnell

 **See contact info**

 **500+ connections**

Co-Founder@Orthogonal(Investor In Multiple Great Startups<>B Plus In Market Value So Far)Crypto&CannabisEnthusiast.AINA.

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lydia.r.lewis123@gmail.com   Send me a link   David Nikzad
                                                          Founder at Orthog...

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Experience

 **Founder**
Orthogonal
Dec 2016 – Present • 1 yr 8 mos
Hawaii

Blockchain + Cannabis = Liquid Gold

Orthogonal is a holding company and ecosystem that unites the desire to make money with doing good for the planet and society. We focus on a wide range of successful innovations from food and plant sciences to blockchain technology and crypto currency. By pooling our collective resources and diverse team knowledge we incubate our holdings and provide strategic partnerships to help scale each to their greatest potential... for investors. And the planet.

Cofounder
#reinmkrcannabisfund
Jan 2015 – Present • 3 yrs 7 mos
Maui

#cannabis2.0 #funding #payments #seed #retail #distribution
reinmkr cannabis fund meadow
reinmkr cannabis fund sericapay

 **Trust & Surrender**
reinmkr satsang.
Jan 2014 – Present • 4 yrs 7 mos

maui

Work on deals that make a difference in the world. With or without making money.

Energy, Cannabis, Space, Food, Tech, Recycling, Farming, Health Care, Natural Healing & Wellness, Cancer & Aids Research. I don't believe we are in this world to suffer and not make a difference.

http://reinmkr.com/

orange fund 2 (YC)
meadow
sericapay
revivekombucha
spikemooredesign
wefunder
lumeria resort
skunk magazine
swazigold

 **Angel Fund**
reinmkr
Jan 2010 – Present • 8 yrs 7 mos
hawaiian islands area

reinmkr fund
Vidyard
Betterment
Adstage.io
Quartzy
TutorSpree
Curebit
Wefunder
Realcrowd
Taptolearn
Burning Man Rides
RideJoy
Boochmobile
Yardsale
InvoiceAsap
NetPlenish
Artamata
Boardbrokers
YCombinator Companies

 **cofounder**
#frenchoakproject
Jan 2009 – Present • 9 yrs 7 mos
Maui

#transparency
#forestry
#seeds
#plant oils
#discernment
#blessed

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Education

 **bishop oconnell**
LIFE
1991 – 1994













Skills & Endorsements

Entrepreneurship · 87

Endorsed by **Taariq Lewis and 3 others who are highly skilled at this**

Start-ups · 63

Endorsed by **Taariq Lewis and 1 other who is highly skilled at this**

E-commerce · 53

Endorsed by **Taariq Lewis, who is highly skilled at this**

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Recommendations

Ask for a recommendation | Recommend David

Received (8) Given (3)

Alex Atwood

Alex Atwood
Director
April 19, 2013, Alex worked with David but at different companies

David is a hard-working, creative professional that brings a lot to any table. I am pleased to write this recommendation for David and I am extremely proud to be affiliated with him. A driven, ambitious individual with an infectious enthusiasm for any project. If you need something done fast and correct, David is the one for you.

Wayne Falcon

Wayne Falcon
Project Manager at Tyler Developement
April 11, 2011, Wayne was a client of David's

David's product is second to none. The high quality finishes and materials that he provides makes him one of the top in his field.

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